Item 11: Trading Services, Facilities and Rules

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Subscribers may enable a maximum contra-size feature that will prevent orders from executing against contra-side orders of greater size. This feature supports a multiplier setting which allows executions with contra-side orders that are larger in quantity, but within a specific threshold. For example, a Subscriber may request a maximum contra-size setting of two times their quantity on any potential execution. This feature is available to Liquidity Seekers using Managed Orders and to Liquidity Providers. Any cancels generated as a result of this feature will not contain information indicating that the reason for the cancellation was a larger initiator, and therefore, the parties will not know this feature was the cause of the cancellation. This feature is not available in CODA BLOCK.

Subscribers may submit orders with a minimum fill quantity on an order-by-order basis. Subscribers may contact CODA to request a default minimum fill quantity at either the Subscriber or session level. CODA does not aggregate contra side orders to satisfy a minimum fill execution quantity of a liquidity-seeking order except as described in CODA BLOCK.

CODA enforces self-trade prevention at the MPID level in CODA MICRO. CODA BLOCK does not support self-trade prevention due to the multilateral auction process (defined in Part III, Item 7 (a). Self-trade prevention is a non-configurable setting in both CODA MICRO and CODA BLOCK.

CODA Markets has written supervisory policies and procedures in place to handle erroneous trade executions. CODA Markets will handle clearly erroneous executions by correcting at prices consistent with the applicable rules of the self-regulatory organizations.

Bona fide errors (e.g., wrong security or side of the market, execution outside the limit price of an order, executions at erroneous prices that are due to a systemic or third-party service provider issues) can be raised by Subscribers or identified by CODA systems or CODA Markets personnel. Bona fide errors are evaluated by CODA Markets personnel on a case by case basis. CODA Markets will contact the affected Subscribers and ask whether or not they want to maintain (keep) the trade. If the Subscribers do not want to maintain the trade, CODA Markets will determine whether to take the affected Subscribers' positions and book it to CODA Markets' error account. In making the decision, CODA Markets will consider, among other factors, the number of affected Subscribers, the size of the error, the symbols involved, the price of the execution, and the reason for the error provided by the Subscriber. If so, CODA Markets will then trade out of the error position via FLARE as soon as possible.

CODA Markets procedures are designed to ensure applicable reporting and clearing obligations are amended accordingly. CODA Markets reviews execution errors daily or as they occur to ensure that they are handled in accordance with CODA Markets procedures.